Exhibit 3.22
BYLAWS OF
WESTMORELAND RESOURCES, INC.
ARTICLE I
STOCKHOLDERS
     1.1 Meetings.
          1.1.1 Place. Meetings of the stockholders shall be held at such place as may be designated by the board of directors.
     1.1.2 Annual Meeting. An annual meeting of the stockholders for the election of directors and for other business shall be held at such time as may be fixed by the board of directors on the first Thursday of April in each year (or if such is a legal holiday, on the next following business day), or on such other day as may be fixed by the board of directors.
     1.1.3 Special Meetings. Special meetings of the stockholders may be called at any time by the president, or the board of directors, or the holders of a majority of the outstanding shares of any class of stock of the Company entitled to vote at the meeting.
     1.1.4 Quorum. The presence, in person or by proxy, of the holders of a majority of the outstanding shares of stock of the Company entitled to vote in the election of directors or any other particular matter shall constitute a quorum for the purpose of such election or considering such other matter.
     1.2 Audit Reports. The Company’s books and records shall be audited by a certified independent public accountant selected by the board of directors, and each stockholder shall receive a copy of the audit report.
ARTICLE II
DIRECTORS
     2.1 Number And Term. Before any shares of common stock shall be issued, the board of directors shall consist of four persons. After shares of common stock shall be issued, the board of directors shall consist of as many persons as there are classes of common stock of the Company outstanding, provided, that in the event that all of the outstanding stock of two or more classes, being in the aggregate the majority of shares of common stock then outstanding, shall be held by one stockholder, the number of directors shall be increased by one director and the additional director shall be elected by such stockholder. Each director shall hold office from his election until the next annual meeting of the stockholders and until his successor shall be elected and shall have qualified, unless he sooner resigns or is removed or disqualified.
     2.2 Removal of Directors and Filling of Vacancies. The holders of a majority of the shares of each class of common stock, voting separately and as a class, shall have the right at any time to remove, with or without cause, any director elected by the holders of such class of stock and to fill any vacancy created by the removal of such director. The retirement, purchase or cancellation by the Company of all the outstanding shares of a class of common stock shall automatically effect the removal of any director elected by the holders of such class of stock.
     2.3 Meetings.
     2.3.1 Place. Meetings of the board of directors shall be held at such place as may be designated by the board or in the notice of the meeting.
     2.3.2 Regular Meetings. Regular meetings of the board of directors shall be held at such times as the board may designate by resolution. Notice of regular meetings need not be given.
     2.3.3 Special Meetings. Special meetings of the board may be called by direction of the president or any two members of the board on three days’ notice to each director, which need not be written.
     2.3.4 Quorum and Voting Requirements. A majority of all of the directors in office shall constitute a quorum for the transaction of business at any meeting. Action of the board of directors shall be taken only by the affirmative vote of at least a majority of all of the directors in office.

ARTICLE III
OFFICERS
     3.1 Election. At its first meeting after each annual meeting of the stockholders, the board of directors shall elect a president, treasurer, secretary and such other officers as it deems advisable.
     3.2 Authority, Duties and Compensation. The officers shall have such authority, perform such duties and serve for such compensation as may be determined by resolution of the board of directors. Except as otherwise provided by board resolution (i) the president shall be the chief executive officer of the Company, shall have general supervision over the business and operations of the Company, may perform any act and execute any instrument for the conduct of such business and operations and shall preside at all meetings of the board and stockholders, (ii) the other officers shall have the duties usually related to their offices, and (iii) the vice president, or vice presidents in the order determined by the board, shall in the absence of the president have the authority and perform the duties of the president.
ARTICLE IV
INDEMNIFICATION
     4.1 Right to Indemnification. The Company shall indemnify any person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, either civil, criminal, administrative or investigative, by reason of the fact that he is or was a director, officer or employee of the Company or any corporation of which all of the outstanding shares of voting capital stock are owned by the Company (“Subsidiary”) or is or was serving at the request of the Company or any Subsidiary as a director, officer or employee of another enterprise, or is or was a director, officer or employee of the Company or any Subsidiary serving at the Company’s request as an administrator, trustee or other fiduciary of one or more of the employee benefit plans of the Company or another enterprise, against expenses (including attorneys’ fees), judgments, fines, excise taxes and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding to the extent that such person is not insured or otherwise indemnified and the power to do so has been or may be granted by statute. For this purpose the board of directors may, and on request of any such person shall be required to, determine in each case whether or not the applicable standards in any such statute have been met, or such determination shall be made by independent legal counsel if the board so directs or if the board is not empowered by statute to make such determination.
     4.2 Indemnification Not Exclusive. The foregoing indemnification shall not be deemed exclusive of any other right to which one indemnified may be entitled, both as to action in his official capacity and as to action in another capacity while holding such office, and shall inure to the benefit of the heirs, executors and administrators of any such person.
     4.3. Insurance and Other Indemnification. The board of directors shall have the power to (i) purchase and maintain, at the Company’s expense, insurance on behalf of the Company and on behalf of others to the extent that power to do so has been or may be granted by statute, and (ii) give other indemnification to the extent not prohibited by law.
ARTICLE V
TRANSFER OF SHARE CERTIFICATES: RESTRICTIONS
     5.1 Transfers. Transfers of share certificates and the shares represented thereby shall be made on the books of the Company only by the registered holder or by duly authorized attorney. Transfers shall be made only on surrender of the share certificate or certificates.
     5.2 Restrictions. Any restriction on the transfer of the stock of the Company imposed by the Certificate of Incorporation, the bylaws or by an agreement in writing among all the holders of or subscribers to stock of the Company and the Company shall be binding upon the Company and shall be appropriately noted conspicuously upon all certificates of shares of its stock, and no stock shall be transferred on the books of the Company except in accordance with the terms and provisions of such certificate of incorporation, bylaws or agreement.

ARTICLE VI
AMENDMENTS
     These bylaws may be amended or repealed at any regular or special meeting of the stockholders upon the affirmative vote of the holders of all of the outstanding stock of the Company entitled to vote.